United States securities and exchange commission logo





                            April 12, 2021

       Todd Nelson
       President and Chief Executive Officer
       Codex DNA, Inc.
       9535 Waples Street, Suite 100
       San Diego, CA 92121

                                                        Re: Codex DNA, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted March 16,
2021
                                                            CIK No. 0001850079

       Dear Mr. Nelson:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       DRS filed March 16, 2021

       Prospectus Summary, page 1

   1.                                                   We note your statement
on page 1 that you are    a leading synthetic biology company    and
                                                        your disclosure on page
2 that your product is    the first and only commercially available
                                                        push-button, walkaway,
end-to-end automated workstation, which requires only a few
                                                        minutes of set up time.
   Please note that these disclosures and comparisons, and similar disclosures elsewhere,
are not appropriate unless you can provide a reasonable basis for such statements such as
having conducted head-to-head trials. Please revise your
                                                        disclosure accordingly.
   2.                                                   In the summary on page
1, you state that,    We commercially launched our current
                                                        synthetic biology
solution in September 2019     our customer base was composed of 300
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FirstName   LastNameTodd Nelson
Codex DNA,    Inc.
Comapany
April       NameCodex DNA, Inc.
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         customers.    As disclosed in the risk factor on page 30, please
discuss in the summary that
         you have not sought and received regulatory clearance or approval for any of your products with the U.S. Food and Drug Administration. Please also discuss in the summary why your products are not subject to regulatory approval by the FDA.
3.       In the summary on page 1, you state that,    As of March 21, 2021 our
customer base
         includes 17 of the 25 largest biopharmaceutical companies in the world ranked by 2020
         revenue.    Please provide a basis for such statement. In addition,
please discuss the
         geographical location of your customer base.
4. We note that in the summary on page 2, you provide the overall market size for the global synthetic biology market. Please disclose the portion of this market that is addressable by the application of your products.
5.       We note your statement on page 2 and similar disclosure elsewhere
that,    Our BioXp
         system empowers users to rapidly, accurately and reproducibly create high quality synthetic DNA and mRNA that is ready for use in many downstream synthetic biology
         workflows.    Please revise to eliminate any suggestion that your
product is safe and
         effective or to have demonstrated safety and efficacy; instead, please limit your discussion to any studies and trials you have may have conducted and your trial observations.
The Codex DNA Solution, page 2

6. The disclosure in the summary should be a balanced presentation of your business. Please balance the description of your strengths with equally prominent disclosure of the challenges your face and the risks and limitations that could harm your business or inhibit your strategic plans. For example, but without limitation, balance your discussion of your solution with a discussion of your history of losses since inception and your expectation to incur losses in the future.
Risk Factors
"Our Loan and Security Agreement with Silicon Bank ...", page 15

7. Please disclose in greater detail the terms and conditions of the restrictive covenant with
         Silicon Valley Bank that restricts the company   s ability to merge
with any other entity,
         dispose of its assets, dissolve or liquidate or pay dividends. Also, please disclose the amount of the minimum revenue in the minimum revenue covenant. Internal Control, page 48

8. Please provide us with an expanded explanation of the weakness you characterize as the
         "technical categorization of transactions with a supplier." Include the accounting guidance you relied on and the financial statement impact of this issue. The accounting policy for this matter should be clearly disclosed in the footnotes to the financial statements.
Use of Proceeds, page 53
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FirstName   LastNameTodd Nelson
Codex DNA,    Inc.
Comapany
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9. We note that you may use a portion of the proceeds to repay debt. Please provide the disclosure required by Instruction 4 to Item 504 of Regulation S-K. Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 63

10. The disclosure provides that you have developed and commercialized products. Please describe how your products have been commercialized.
11. We note your disclosure in this section and elsewhere that describes the sale of the
         registrant   s common stock and preferred stock by Synthetic Genomics
to GATTACA
         Mining LLC in exchange for a promissory note to SGI. Please describe the material terms of the sale and all consideration, including warrants. To the extent applicable, the registrant may cross-reference to another section in the prospectus for further details such as the Certain Relationships and Related Persons Transactions section. Change in Value of Derivative Liabilities, page 66

12. Please describe the property that SGI could receive and how the amount of the net proceeds is determined including any agreed upon method in determining the price per share if there was a change of control transaction.
13.      In regards to the warrants issued to SGI in its divestiture of the
registrant   s capital stock,
         please disclose the exercise price of the warrants or provide a cross reference to this information.
Results of Operations, page 68

14.      The disclosure on page 69 provides that,    Royalty revenue was
largely attributable to one
         customer, New England Biolabs which accounted for 26% of revenue for the period ended
         December 31, 2019 and 21% for the period ended December 31, 2020. Please disclose the principal terms of any related agreement to pay royalties between the New England
         Biolab and the company, and file the agreement as an exhibit. See Item 601(b)(10) of
         Regulation S-K.
Liquidity and Capital Resources
2021 Loan Agreement, page 73

15.      Please disclose in this section Silicon Valley Bank   s original
purchase of the Series A-1
         convertible preferred stock which could be the exercise price of the Preferred Warrant.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Stock-Based Compensation, page 77

16. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the
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FirstName   LastNameTodd Nelson
Codex DNA,    Inc.
Comapany
April       NameCodex DNA, Inc.
       12, 2021
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         reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.
Business
Manufacturing , page 108

17. We note that you have a contract manufacturing agreement with D&K Engineering Inc.
         Please file the agreement as an exhibit. See Item 601(b)(10) of Regulation S-K.
Assumption and Cancellation of Certain Secured Promissory Notes, page 142

18.      Please disclose the approximate dollar value of the issuance of the
1.8 million shares of
         Series A preferred stock issued by the company to BroadOak Fund IV, LLC and Dr.
         Nelson. Please also disclose the amount of each related party   s
interest in the transaction.
         Please clarify whether or not the preferred stock is convertible into common stock.
Certain Relationships and Related Party Transactions
Acquisition of SGI-DNA, Inc. by GATTACA Mining, LLC, page 142

19. Please disclose the approximate dollar value of the transaction of the purchase of 100% of the issued and outstanding shares of SGI-DNA (Codex DNA, Inc.) by GATTACA Mining from SGI. See Item 404(a)(3) of Regulation S-K. For each component of the consideration, please describe the approximate value.
Part II
Item 15. Recent Sale of Unregistered Securities
Issuance of Convertible Preferred Stock, page II-2

20. Please disclose the price per share and the aggregate amount of Series Z convertible preferred stock that was sold to SGI in 2018 or advise us why you are not able to provide such disclosure.
21. Please reconcile the transactions listed in this section with those in your Certain
         Relationships and Related Persons Transactions section. For example, please include the issuance of the series A preferred stock by the company to BroadOak Fund IV, LLC and
         Dr. Nelson.
General

22. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
         You may contact Julie Sherman at 202-551-3640 or Al Pavot at 202-551-3738 if you
 Todd Nelson
Codex DNA, Inc.
April 12, 2021
Page 5

have questions regarding comments on the financial statements and related matters. Please contact Tom Kluck at 202-551-3233 or Celeste Murphy at 202-551-3257 with any other questions.



                                                          Sincerely,
FirstName LastNameTodd Nelson
                                                          Division of
Corporation Finance
Comapany NameCodex DNA, Inc.
                                                          Office of Life
Sciences
April 12, 2021 Page 5
cc:       Philip Oettinger
FirstName LastName